UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                          CROWN PACIFIC PARTNERS, L.P.

                                (Name of Issuer)
               Common Units representing limited partner interests

                         (Title of Class of Securities)
                                   228439 10 5

                                 (CUSIP Number)
                                 Peter W. Stott
                          Crown Pacific Partners, L.P.
                            121 S.W. Morrison Street
                                   Suite 1500
                             Portland, Oregon 97204

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 24, 1996


                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.          228439 10 5                          Page 2 of 7 Pages

1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Peter W. Stott

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /


                                                                 (b)  /x /

3         SEC USE ONLY

4         SOURCE OF FUNDS*
Securities acquired pursuant to an exchange offer and pursuant to a purchase with cash.

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)                         / /

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

           NUMBER OF             7       SOLE VOTING POWER
            SHARES
           BENEFICALLY                   5,194 Common Units;
                                         692,586 Subordinated Units
          OWNED BY
             EACH                8       SHARED VOTING POWER
           REPORTING                     635,000 Common Units (See Item 5)
            PERSON
             WITH                9       SOLE DISPOSITIVE POWER
                                         5,194 Common Units; 692,586
                                         Subordinated Units


                                10       SHARED DISPOSITIVE POWER
                                         635,000 Common Units (See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 640,194 Common Units; 692,586 Subordinated Units

12       CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
         SHARES*  /x/
         Does not include 2,711,318 Subordinated Units held by Crown Pacific, Ltd., of which Mr. Stott is a member of the board of directors and a shareholder. Mr. Stott disclaims beneficial ownership of such Units.

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          10.2%

14        TYPE OF REPORTING PERSON
          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.          228439 10 5                          Page 3 of 7 Pages


          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Roger L. Krage
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)    / /

                                                               (b)    /x/

3         SEC USE ONLY

4         SOURCE OF FUNDS*

          Securities acquired pursuant to an exchange offer and pursuant to a purchase with cash.

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)                        / /

6         CITIZENSHIP OR PLACE OF ORGANIZATION


          NUMBER OF            7      SOLE VOTING POWER
           SHARES                     382 Common Units; 50,919 Subordinated
         BENEFICIALLY                 Units
           OWNED BY
            EACH               8      SHARED VOTING POWER
          REPORTING                   635,000 Common Units (See Item 5)
           PERSON
            WITH               9      SOLE DISPOSITIVE POWER
                                      382 Common Units; 50,919 Subordinated
                                      Units

                               10     SHARED DISPOSITIVE POWER
                                      635,000 Common Units (See Item 5)
- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT
         BENEFICIALLY OWNED BY EACH REPORTING PERSON

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                         / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.5%

14       TYPE OF REPORTING PERSON

         IN
- -
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 7 Pages


                         ORIGINAL REPORT ON SCHEDULE 13D

                                  Introduction

          This statement constitutes the filing as a group of Peter W. Stott and Roger L. Krage, as they may be deemed a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

ITEM 1.  SECURITY AND ISSUER

          The securities to which this statement relates are the Common Units representing limited partner interests ("Common Unit") of Crown Pacific Partners, L.P. (the "Partnership"). The principal offices of the Partnership are located at 121 S.W. Morrison, Suite 1500, Portland, Oregon 97204.

ITEM 2.  IDENTITY AND BACKGROUND

          This statement is filed by Peter W. Stott and Roger L. Krage, each with a principal business address of 121 S.W. Morrison, Suite 1500, Portland, Oregon 97204. Mr. Stott is the Chief Executive Officer and President and member of the Board of Crown Pacific Management Limited Partnership ("CPM"), the managing general partner of the Partnership and a member of the board of Crown Pacific, Ltd. ("CPL"), the special general partner of the Partnership. Mr. Krage is the Secretary and General Counsel of CPM and CPL. The principal business address of CPM and CPL is 121 S.W. Morrison, Suite 1500, Portland, Oregon 97204.

          During the last five years, neither Mr. Stott nor Mr. Krage has been convicted in a criminal proceeding nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

          Mr. Stott and Mr. Krage are both citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Pursuant to an exchange offer (the "Offer") conducted by the Partnership, Mr. Stott received cash, 5,194 Common Units, 692,586 Subordinated Units and special allocation units, which are convertible into Common Units on the occurrence of certain events (the "Subordinated Units" and together with the Common Units, "Units") and Mr. Krage received cash, 382 Common Units, 50,919 Subordinated Units and special allocation units. Also pursuant to the Offer, CPL received 2,711,318 Subordinated Units and special allocation units. Mr. Stott is a member of the board of CPL and Mr. Stott and Mr. Krage are shareholders in CPL. In consideration for the Common Units and Subordinated Units received in the Offer, Mr. Stott, Mr. Krage and CPL exchanged their interests

                                                               Page 5 of 7 Pages


in two predecessor partnerships. In addition, with the cash received in the Offer, Mr. Stott and Mr. Krage, through a partnership, purchased an additional 635,000 Common Units.

ITEM 4.  PURPOSE OF TRANSACTION

          Mr. Stott and Mr. Krage received the Units beneficially owned by them as described in Item 3 above. Each of Mr. Stott and Mr. Krage intends to retain such Units for the purpose of investment. Mr. Stott and Mr. Krage may make additional purchases of or dispose of the Partnership's Common Units either in the open market or in private transactions depending on the Partnership's business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments.

     Mr. Stott and Mr. Krage have been advised by the Partnership that it proposes to conduct a public offering of up to 9,000,000 Common Units and that each "Participating Investor", as defined in the Amended and Restated Agreement of Limtied Partnership, of the Partnership may sell Common Units by including them in the registration statement to be filed with the Securities and Exchange Commission in connection with the proposed offering. Mr. Stott and Mr. Krage have advised the Partnership that they intend to request inclusion of 595,440 and 39,560 Common Units owned by them, respectively, in the proposed offering.


          Mr. Stott and Mr. Krage have had preliminary discussions with the Fremont Group, Inc. ("Fremont") regarding the purchase of all of Fremont's interest in the Partnership, CPL and CPM. These discussions are only preliminary, however, and price and other significant terms have not been established.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) (1) Mr. Stott beneficially owns 1,322,780 Units (which includes 640,194 Common Units and 692,586 Subordinated Units convertible into Common
Units upon the occurrence of certain events), which represent approximately 10.2% of the outstanding Common Units. Mr. Stott disclaims beneficial ownership of 2,711,318 Subordinated Units held by CPL.

     (2) Mr. Krage beneficially owns 686,301 Units (which includes 635,382 Common Units and 50,919 Subordinated Units) which represent approximately 5.5% of the outstanding Common Units. Mr. Krage disclaims beneficial ownership of 586,154 of the 635,000 Common Units he has shared power to vote and dispose of with Mr. Stott.

          (b) As of the date hereof, Mr. Stott has the sole power to vote and dispose of 5,194 Common Units and 692,586 Subordinated Units and (2) Mr. Krage has the sole power to vote and dispose of 382 Common Units and 50,919 Subordinated Units. Mr. Stott and Mr. Krage have shared power to vote and dispose of 635,000 Common Units.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

                                                               Page 6 of 7 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The Common Units and Subordinated Units owned by Mr. Stott and Mr. Krage are subject to a lock-up agreement as provided in that certain Underwriting Agreement dated December 16, 1994 among Mr. Stott, Mr. Krage and the parties named therein, which provides that neither Mr. Stott nor Mr. Krage may sell or transfer Common Units or Subordinated Units owned by him for a period of 180 days from the date of the agreement (and for a period of one year with respect to the 635,000 Common Units purchased by Mr. Stott and Mr. Krage). In addition, Mr. Stott and Mr. Krage have pledged the 635,000 Common Units purchased by them to Fremont in connection with a guarantee of a loan to Mr. Stott and Mr. Krage. Should Mr. Stott and Mr. Krage default on the underlying loan, Fremont would receive voting and investment power over such Units. The pledge agreement relating to the loan will be amended to reflect the pledge of the 635,000 Common Units.

          In connection with the Offer, Mr. Stott and Mr. Krage entered into a Purchase Rights Agreement, dated as of December 22, 1994 (the "Purchase Rights Agreement"), with Fremont, Sequoia Ventures, Inc. ("Sequoia"), CPL, CPM, Fremont Timber, Inc. ("Fremont Timber") and HS Corp. of Oregon, an Oregon Corporation owned by Mr. Stott and Mr. Krage ("HS"). Upon the occurrence of certain events, HS has the right to acquire the general and limited partner interests in CPM owned by Fremont Timber and the shares of common stock of CPL owned by Fremont (collectively, the "Private Securities"). In addition, under certain circumstances if Fremont, Sequoia, Fremont Timber or any of their affiliates sell Subordinated Units in conjunction with a sale of Private Securities, Mr. Stott, Mr. Krage and HS have "tag-along" rights with respect to the Subordinated Units and Private Securities held by each of them. The Purchase Rights Agreement also contains certain restrictions on transfer of, and rights of first refusal and put, call and "tag-along" rights with respect to, the Private Securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 -- Underwriting  Agreement (filed as Exhibit 1 to the Schedule 13D and incorporated herein by reference)


Exhibit 2 -- Purchase Rights  Agreement  (filed as Exhibit 2 to the Schedule 13D and incorporated herein by reference)

                                                               Page 7 of 7 Pages


                                 SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
   0
Dated: May 24, 1996

                                           /s/     Peter W. Stott

                                           ---------------------------------
                                                   Peter W. Stott

                                            /s/    Roger L. Krage
                                           ---------------------------------

                                                   Roger L. Krage